Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2012

Currency	Amounts outstanding at December 31, 2012 in currency of borrowing	Amounts outstanding at December 31, 2012 in EUR
AUD	379,210.93	298,309.42
EUR	1,603,711,329.65	1,603,711,329.65
USD	6,004,215.52	4,550,716.63

		1,608,560,355.70